Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Vicinity Motor Corp. of our report dated March 29, 2022, relating to the consolidated financial statements, which appears in Exhibit 99.2, incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-258876) of Vicinity Motor Corp. of our report dated March 29, 2022 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1, incorporated by reference in this Annual Report on
Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

March 29, 2022